Pricing Supplement No. 1
Dated December 18, 2001
(to Prospectus dated November 28,
2001 and Prospectus Supplement
dated December 5, 2001)

Merck & Co., Inc.
Medium-Term Notes, Series E
Fixed Rate Senior Unsecured Notes

Principal Amount:	$500,000,000
Trade Date:	December 18, 2001
Settlement Date (Original Issue Date):	December 27, 2001
Stated Maturity:	January 18, 2005
Interest Rate:	4.125% per annum
Interest Payment Dates:	Each January 18 and July 18 commencing July 18, 2002
Regular Record Dates:	Each January 3 and July 3
Re-Offer Price:	Variable price re-offer. The agent has proposed to offer the notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale.
Net Proceeds to Merck:	99.798% of the principal amount
CUSIP:	58933NAV1
Underwriter:	Morgan Stanley & Co. Incorporated

MORGAN STANLEY & CO. INCORPORATED